UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File No. 001-02217

WESTERN CONTAINER CORPORATION RETIREMENT SAVINGS PLAN
(Full title of the plan)

THE COCA-COLA COMPANY

(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza
Atlanta, Georgia 30313
(Address of the plan and address of issuer’s principal executive offices)

Western Container Corporation Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2016 and 2015

and for the Year Ended December 31, 2016

with Reports of Independent Registered Public Accounting Firms

Western Container Corporation Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2016 and 2015

and for the Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

To The Coca-Cola Company

Benefits Committee

The Coca-Cola Company
Atlanta, Georgia

We have audited the accompanying statement of net assets available for benefits of Western Container Corporation Retirement Savings Plan (the Plan) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets held has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplemental information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether such supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

College Park, Georgia

June 29, 2017

Report of Independent Registered Public Accounting Firm

The Coca-Cola Company Benefits Committee

Western Container Corporation Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Western Container Corporation Retirement Savings Plan (the Plan) as of December 31, 2015. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Long & Associates, LLC

Alpharetta, Georgia

June 28, 2016

2

Western Container Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets:
Investments in Master Trust, at fair value	$34,064,435	$34,740,689
Investments in Master Trust, at contract value	5,590,662	5,926,843
Total Investments	39,655,097	40,667,532
Notes receivable from participants	1,575,725	1,601,126
Net assets available for benefits	$41,230,822	$42,268,658

See accompanying notes to financial statements.

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Western Container Corporation Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Additions to net assets attributed to:
Net investment income from the Master Trust	$2,792,865
Interest income from notes receivable from participants	67,545
Participant contributions	1,991,712
Employer contributions	1,411,511
Total additions	6,263,633

Deductions from net assets attributed to:
Benefit payments	7,276,469
Administrative expenses	25,000
Total deductions	7,301,469

Net decrease in net assets available for benefits	(1,037,836)

Net assets available for benefits:
Beginning of year	42,268,658
End of year	$41,230,822

See accompanying notes to financial statements.

4

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

1. Plan Description

The following description of the Western Container Corporation Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of the Western Container Corporation Company (the “Company” or “Plan Sponsor”). The Coca-Cola Company owns a majority of the outstanding shares of the Plan Sponsor’s stock. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Administration

The Plan is administered by The Coca-Cola Company Benefits Committee (the “Committee”) which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan.  Effective April 1, 2015, the Plan Administrator has engaged Mercer Trust Company (the “Trustee”) to provide trust services and Transamerica Retirement Plan Services for recordkeeping services for the Plan. Prior to April 1, 2015, Principal Life Insurance Company (“Principal”) provided recordkeeping and administrative services.

Eligibility

Employees who have completed 60 days of service, as defined by the Plan, are eligible to participate and are admitted to the Plan the beginning of the month following the date of eligibility.

Contributions

Each year, participants may contribute up to 100% of pretax annual compensation as defined in the Plan, subject to certain maximum limitations imposed by the Internal Revenue Code (“IRC”) ($18,000 for 2016). Participants who have attained age 50 by the end of the Plan year are eligible to make catch-up contributions, subject to the maximum limit imposed by the IRC ($6,000 for 2016). Rollover contributions are allowed if they meet certain requirements. Participants direct the investment of their contributions into various investment options offered by the Plan.

Each year, the Company matches 100% of participant contributions up to 6% of the participant’s compensation. Participants are automatically enrolled in an elective deferral contribution of 6% of compensation, unless the participant affirmatively elects a different percentage or elects not to make an elective deferral contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and any Company matching contribution, as well as allocation of Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Partial Plan Termination

In October 2016, the Company finalized the closing of its plant located in Big Spring, TX. The plant closing resulted in approximately 95 job eliminations. The Company fully vested the affected participants’ account balances due to partial plan termination.

5

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Investment Options

The Plan provides that contributions shall be invested in any one or more of the available investment accounts. Participants may change their investment options any time throughout the year via internet or direct phone access via the recordkeeping system. Effective April 1, 2015, the Plan began participating in the investment options in The Coca-Cola Company Master Trust for 401(k) Plans (the “Master Trust”).

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service as follows:

Credited Vesting Service	Vested Percentage
Less than 1 year	0%
1 year	30%
2 or more years	100%

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive benefits as either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or by various types of installment plans set forth in the Plan document. For termination of services due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to 50% of their vested account balance, excluding The Coca-Cola Company stock, not to exceed $50,000. Participants may have no more than one loan outstanding and no more than one loan approved in any 12-month period. Loan terms range from 1-5 years or up to an extended period that shall be consistent with commercial home loan practices for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. The interest rates on outstanding loans at December 31, 2016 range from 3.25% to 9.25% with maturities through 2031. Principal and interest are paid ratably through payroll deductions.

Forfeitures

There were unallocated forfeitures of $38,954 and $92 at December 31, 2016 and December 31, 2015, respectively. The Company used $30,967 to reestablish amounts in participant accounts that were previously forfeited, $13,459 to reduce employer contributions, and $1,525 to pay administrative expenses for the year ended December 31, 2016.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

6

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in non-benefit responsive guaranteed interest accounts are reported at fair value. See Note 3 for fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. Loans in default are recorded as distributions based upon the terms of the Plan document and are included in benefits paid to participants.

Benefits Paid

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from the financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participants’ accounts and are included in administrative expenses. Investment-related expenses are included in net appreciation in fair value of investments.

Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. The new standard clarifies presentation requirements for a plan’s interest in a master trust and requires more detailed disclosures of the plan’s interest in the master trust. For each master trust in which a plan holds an interest, the amendments in this standard require a plan’s interest in that master trust and any change in that interest to be presented in separate financial statement line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The standard is effective for fiscal years beginning after December 15, 2018 (with early adoption permitted) using a retrospective transition approach. The Company is currently evaluating the impact of this standard on the Plan’s financial statements.

7

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. The Coca-Cola Company Master Trust for 401(k) Plans

The Plan participates in The Coca-Cola Company Master Trust for 401(k) Plans (the “Master Trust”) with similar retirement plans sponsored by the Company and certain other subsidiaries of the Company, whereby investments are held collectively for all plans by the Trustee. Each participating plan’s investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments. The Plan’s investments include retirement target date funds, equity and fixed income index funds, actively managed equity and fixed income funds, synthetic guaranteed investment contracts, and common stock of The Coca-Cola Company. The investment structures include mutual funds, collective trust funds, Master Trust investment funds, and direct ownership of common stock of The Coca-Cola Company

The Plan’s investments in the Master Trust were approximately $39.7 million and $40.7 million at December 31, 2016 and 2015, respectively. The Plan’s interest in the net assets of the Master Trust was approximately 0.9% at December 31, 2016 and 2015, respectively. This was determined by comparing the Plan’s investment in the Master Trust to total net assets in the Master Trust.

The following table summarizes the net assets of the Master Trust as of December 31, 2016 and 2015 (in thousands):

	2016	2015
Collective trust funds	$2,026,349	$2,090,492
Mutual funds	137,894	156,426
Master Trust investment funds	635,228	632,263
Common stock	1,221,648	1,284,920
Investments at fair value	4,021,119	4,164,101
Due from broker	16	137
Fully benefit-responsive investment contract at contract value	367,599	375,378
Master Trust net assets	$4,388,734	$4,539,616

The net investment income of the Master Trust for the year ended December 31, 2016 was as follows (in thousands):

Investment income:
Net appreciation in fair value of investments	$196,783
Interest and dividends	43,962
Net investment income	$240,745
8

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. The Coca-Cola Company Master Trust for 401(k) Plans (continued)

Fair Value Measurements

Accounting Standards Codification (ASC) 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also established a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 —	Quoted prices in active markets for identical assets or liabilities.

•	Level 2 —	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Plan’s valuation methods used to measure fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different methods to determine the fair value of investments could result in different estimates of fair value at the reporting date.

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2016, were as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Investments Using NAV Practical Expedient		Total
Common stock (A)	$1,221,648	$	―	$1,221,648
Mutual funds (B)	137,894		―	137,894
Collective trust funds (C)	―		2,026,349	2,026,349
Master Trust investment funds (D)	―		635,228	635,228
	$1,359,542		$2,661,577	$4,021,119

(A)	Investments in common stock are in shares of The Coca-Cola Company and are valued using the quoted market price multiplied by the number of shares owned as of the measurement date.

(B)	Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)	The underlying investments held in the collective trust funds are equity or debt securities held to replicate the performance of a specific equity or bond market index. The collective trust funds are valued at the net asset value per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date. These funds have no redemption restrictions.
9

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. The Coca-Cola Company Master Trust for 401(k) Plans (continued)

(D)	The Master Trust investment funds include the US Large Cap Active Equity Fund, the US Small-Mid Cap Active Equity Fund, and the US Core-Plus Active Fixed Income Fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date. The underlying investments include common stock, preferred stock, mutual funds, collective trust funds and a short-term investment account. These funds have no redemption restrictions.

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2015, were as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Investments Using NAV Practical Expedient		Total
Common stock (A)	$1,284,920	$	―	$1,284,920
Mutual funds (B)	156,426		―	156,426
Collective trust funds (C)	―		2,090,492	2,090,492
Master Trust investment funds (D)	―		632,263	632,263
	$1,441,346		$2,722,755	$4,164,101

(A)	Investments in common stock are in shares of The Coca-Cola Company and are valued using the quoted market price multiplied by the number of shares owned as of the measurement date.

(B)	Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)	The underlying investments held in the collective trust funds are equity or debt securities held to replicate the performance of a specific equity or bond market index. The collective trust funds are valued at the net asset value per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date. These funds have no redemption restrictions.

(D)	The Master Trust investment funds include the US Large Cap Active Equity Fund, the US Small-Mid Cap Active Equity Fund, and the US Core-Plus Active Fixed Income Fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date. The underlying investments include common stock, preferred stock, mutual funds, collective trust funds and a short-term investment account. These funds have no redemption restrictions.

During 2016 and 2015 there were no Level 2 or 3 investments.

Synthetic Guaranteed Investment Contracts

The Master Trust has a separate account (the “account”) which invests in wrapper contracts (comprised primarily of synthetic guaranteed investment contracts) and cash equivalents. Contracts within the account are fully benefit-responsive and are therefore reported at contract value on the statements of net assets available for benefits. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. As of December 31, 2016, the account consisted of approximately $350,550,000 of wrapper contracts and approximately $17,049,000 of cash equivalents.

10

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. The Coca-Cola Company Master Trust for 401(k) Plans (continued)

In a wrapper contract structure, the underlying investments are owned by the account and held in trust for Plan participants. These contracts wrap a diversified portfolio primarily comprised of corporate and government bonds, and collective trust funds. The account purchases wrapper contracts from an insurance company or bank. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the account for the underlying investments). The issuers of the wrapper contracts provide assurances that the adjustments to the interest crediting rate do not result in a future crediting rate that is less than zero.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

Transactions with Parties-in-Interest

Parties-in-interest are defined under the Department of Labor’s Rules and Regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company, and certain others. As such, transactions conducted with Mercer, the Company and TCCC qualify as party-in-interest transactions.

During the year ended December 31, 2016, the Master Trust had the following transactions relating to common stock of TCCC (in thousands):

	Shares	Fair Value
Purchases	3,792	$165,892
Sales	2,849	$127,434
In-kind distributions	1,387	$60,084
Dividends received	N/A	$41,398

The Master Trust held the following investments in common stock of TCCC as of December 31, 2016 and 2015 (in thousands):

	Shares	Fair Value
December 31, 2016	29,466	$1,221,648
December 31, 2015	29,910	$1,284,920

The Plan’s investment options include the common stock of TCCC. Coca-Cola Refreshments USA, Inc., a wholly owned subsidiary of TCCC, owns a majority of the outstanding shares of the Plan Sponsor’s stock. The Plan held investments in the common stock of TCCC in the Master Trust with a fair value of $1,972,665 and $1,967,081 as of December 31, 2016 and 2015, respectively.

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

11

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

5. Tax Status

The Plan obtained its latest determination letter on September 2, 2009, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The letter expired on January 31, 2013. A new application for a favorable determination letter was filed and was acknowledged by the IRS on March 12, 2015; however, a final determination letter has not yet been issued by the IRS. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the code and maintain the tax qualified status of the Plan. Plan management and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP require plan management to evaluate uncertain tax positions taken by the Plan. Management evaluated the Plan’s tax positions and concluded that as of December 31, 2016 the Plan had taken no uncertain tax positions that require recognition of a liability (or asset) in the financial statements. The Plan Administrator believes the Plan is no longer subject to income tax examinations for the years before 2013.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2016 and 2015:

	2016	2015
Net assets available for benefits per the financial statements	$41,230,822	$42,268,658
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	44,525	64,366
Net assets available for benefits per Form 5500	$41,275,347	$42,333,024

The following is a reconciliation of investment income from the Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2016:

Investment income from the Master Trust per the financial statements	$2,792,865
Adjustment from contract to fair value for fully benefit-responsive investment contracts:
Current year	44,525
Prior year	(64,366)
Less: Administrative expenses reported at Master Trust level	(25,000)
Investment income from Master Trust per Form 5500	$2,748,024
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Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

7. Risks and Uncertainties

The Master Trust may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

13

Western Container Corporation Retirement Savings Plan

EIN: 75-1710284 PN: 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value

*	Participants	Notes receivable with interest rates ranging from 3.25% to 5.25%, due through August 2031	$ 1,575,725

*	Party-in-interest to the Plan

Note: Column (d) cost is not required for participant-directed investments.
14

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN CONTAINER CORPORATION
RETIREMENT SAVINGS PLAN
(Name of Plan)

	By:	/s/ Allison O’Sullivan
Allison O’Sullivan
Member, The Coca-Cola Company Benefits Committee

Date: June 29, 2017

EXHIBIT INDEX

Exhibit No.	Description

23.1	Banks, Finley, White & Co. Consent of Independent Registered Public Accounting Firm
23.2	Long & Associates, LLC Consent of Independent Registered Public Accounting Firm